August 2, 2024

Yifei Hou
Chief Executive Officer
XCHG Ltd
XCharge Europe GmbH, Heselst  cken 18
22453 Hamburg, Germany

       Re: XCHG Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 29, 2024
           File No. 333-276802
Dear Yifei Hou:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed on July 29, 2024 Notes to the Unaudited Condensed Consolidated Financial Statements
16. Subsequent Events, page F-60

1. We note your disclosure that you considered subsequent events through July 12, 2024, which was the date the unaudited condensed consolidated financial statements were issued. Please explain why the subsequent events were evaluated through July 12, 2024 when the registration statement was filed on July 29, 2024.
 August 2, 2024
Page 2

        Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Li He, Esq.